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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following letter was distributed to CBOT members and membership interest holders on November 9, 2000 and is currently available on the CBOT's intranet sites, TradeTalk and MemberNet.

                                                November 9, 2000

Dear Fellow Member,

As you know, the CBOT has embarked on a business strategy intended to transform our exchange. Support for the restructuring effort was affirmed by your approval of "Step One" in June. While events since our June vote have changed the contours and timeline of our restructuring effort, we remain committed to the overriding goal of the restructuring plan: to transition the CBOT into a highly competitive, for-profit company, whose purpose is enhancing business opportunities and providing significant returns for its shareholders. Your support of CBOT restructuring efforts has been invaluable thus far, and I ask for your continued support, as much work remains ahead of us.

We remain convinced that our restructuring plan does not endanger the CBOE exercise right. We are confident that the exercise right is protected by the CBOE's articles of incorporation and the 1992 agreement between our two exchanges. We are optimistic that the resolution of this dispute will occur in a timely manner.

Rumors and speculation regarding the CBOT have flourished during this transitional stage. Responding regularly to rumors can risk giving them credibility and divert efforts away from the more serious business issues at hand. As Chairman, my focus and commitment will remain on directing the policies of the exchange and advancing the restructuring effort.

By now, you should have received the CBOT's Third Quarter Financial Report. Any rumors connected with our finances, however, are a primary concern for me, the Board, and management, and call for a clear response:

The past few years have brought a number of business initiatives, projects and investments (CBB, the new trading facility, Y2K, a/c/e, restructuring) that have placed great demand on our cash reserves. We are low on cash. This fact has been a critical aspect of our financial outlook for some time. We are aware of this shortage, and we have already taken steps, such as staff reduction and the reintroduction of dues, to address the situation. Management, in conjunction with the Finance Committee and the Board of Directors, continues to make decisions with all aspects of our financial situation in mind.

Our next step toward restructuring awaits the filing of the S-4 document with the SEC and the scheduling of our second membership vote to approve the demutualization plan described in the S-4. Our interim budget plans must operate the two CBOT trading platforms and cover the subsequent costs. Regardless of the conditions that result from these operating costs, there are no plans to close the trading floors on January 1, 2001, or any other date for that matter.
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Trading volume this year has been below budgeted numbers, thus impacting our revenues. Since May 2000, when Dennis Dutterer assumed the position of Interim President and CEO, management has become more aggressive in addressing the issue of our cost structure. We have made good progress in this area. CBOT employee headcount has been reduced 15%, from 840 to 716. We successfully launched the a/c/e platform in August and have been pleased by the market's acceptance of it. Recently, exchange volume has picked up, but in the interest of conservative prudence, we are still maintaining modest estimates for purpose of projecting revenues for the balance of calendar 2000.

The 2001 budget remains a work in progress and is scheduled to be reviewed and approved at the December Board meeting. Reaching consensus on the budget involves a process of proposals, revisions, and amended proposals.
Consideration by the Board of every fiscal alternative available to the CBOT is the only way to arrive at the most feasible plan. Discussion of any action, particularly an assessment, does NOT mean that it will be implemented. Nothing has been ruled in or out at this point. We would be doing a less than
satisfactory job if we did not thoroughly examine all of our choices.   When the
budget is completed, reviewed, and approved at the December Board meeting, you will be apprised of its content.

Until then, I assure you that CBOT management and your Board of Directors are working diligently to restore our exchange to financial health.

                                                Sincerely,

                                                /s/David P. Brennan

                                                David P. Brennan


The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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